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Exhibit 13

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
MEDIA ARTS GROUP, INC.,
MAIN STREET ACQUISITION COMPANY, INC.
AND
THOMAS KINKADE

DATED AS OF OCTOBER 31, 2003

TABLE OF CONTENTS

ARTICLE 1.	THE MERGER	1
1.1.	The Merger	1
1.2.	The Closing	1
1.3.	Effective Time	2
1.4.	Effect of the Merger	2
ARTICLE 2.	THE SURVIVING CORPORATION	2
2.1.	Certificate of Incorporation of the Surviving Corporation	2
2.2.	Bylaws of the Surviving Corporation	2
2.3.	Directors of the Surviving Corporation	2
2.4.	Officers of the Surviving Corporation	2
ARTICLE 3.	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; CANCELLATION AND CONVERSION OF SECURITIES	2
3.1.	Conversion of Company Common Stock	2
3.2.	Capital Stock of Mergerco	3
3.3.	Cancellation of Treasury Stock and Mergerco Owned Stock	3
3.4.	Exchange of Certificates	3
3.5.	Stock Options	5
3.6.	Warrants	5
3.7.	Dissenting Shares	6
3.8	Tax Withholding	6
3.9	Release of Exchange Fund	6
3.10	No Liability Under Abandoned Property Laws	7
ARTICLE 4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	7
4.1.	Organization and Qualification	7
4.2.	Authorization and Enforceability	7
4.3.	Certificate of Incorporation and Bylaws	8
4.4.	Capitalization	8
4.5.	Consents and Approvals	8
4.6.	Company Action	9
4.7.	State Takeover Laws	9
4.8.	Vote Required	9
4.9.	Fairness Opinion	9
4.10.	No Finders	9
4.11.	Section 16 Matters	10
ARTICLE 5.	REPRESENTATIONS AND WARRANTIES OF MERGERCO AND THE PRINCIPAL AFFILIATED STOCKHOLDER	10
5.1.	Organization and Qualification	10
5.2.	Authorization	10
5.3.	Consents and Approvals	10
5.4.	No Finders	11
5.5.	Financing	11
5.6.	No Prior Activities	11
5.7.	No Other Affiliates	11
5.8	No Other Representations	11

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ARTICLE 6.	COVENANTS	11
6.1.	Conduct of Business of the Company	11
6.2.	Conduct of Business of Mergerco	12
6.3.	No Solicitation	12
6.4.	Company Stockholders Meeting	14
6.5.	Proxy Statement and Schedule 13E-3	15
6.6.	Access to Information	16
6.7.	Approvals and Consents; Cooperation	16
6.8.	Company Employee Stock Purchase Plan	17
6.9.	Take-over Statutes; Inconsistent Actions	17
6.10.	Financing	17
6.11.	Further Actions	17
6.12.	Officers' and Directors' Indemnification	18
6.13.	Notification of Certain Matters	18
6.14.	Payment of Fees for Advisors	19
ARTICLE 7.	CLOSING CONDITIONS	19
7.1.	Conditions to Obligations of Mergerco, the Principal Affiliated Stockholder and the Company	19
7.2.	Conditions to Obligations of Mergerco and the Principal Affiliated Stockholder	19
7.3.	Conditions to Obligations of the Company	20
ARTICLE 8.	TERMINATION AND ABANDONMENT	20
8.1.	Termination	20
8.2.	Effect of Termination	22
8.3.	Expense Reimbursement	22
8.4.	No Penalty; Costs of Collection	22
ARTICLE 9.	GENERAL PROVISIONS	23
9.1.	Non-Survival of Representations, Warranties and Covenants	23
9.2.	Amendment and Modification	23
9.3.	Waiver	23
9.4.	Notices	23
9.5.	Specific Performance	24
9.6.	Assignment	24
9.7.	Governing Law	25
9.8.	Knowledge	25
9.9.	Interpretation	25
9.10.	Publicity	25
9.11.	Entire Agreement	25
9.12.	Severability	25
9.13.	Counterparts	26

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AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of October 31, 2003, by and among Media Arts Group, Inc., a Delaware corporation (the "Company"), Main Street Acquisition Company, Inc., a Delaware corporation ("Mergerco"), and Thomas Kinkade (the "Principal Affiliated Stockholder").

        WHEREAS, Mergerco was incorporated for the sole purpose of entering into the transactions contemplated by this Agreement; and

        WHEREAS, at the Effective Time (as defined in Section 1.3), Mergerco will be merged with and into the Company, with the Company as the surviving corporation, on the terms and conditions set forth in this Agreement and the General Corporation Law of the State of Delaware ("DGCL") (the "Merger"); and

        WHEREAS, the board of directors of the Company (acting through all four of its non-employee, independent directors, consisting of Moe Grzelakowski, C. Joseph LaBonte, Donald Potter and Richard E. Stearns, excluding Eric Halvorson, Thomas Kinkade and Anthony D. Thomopoulos; such four directors constituting a quorum and referred to in this Agreement for all purposes unless otherwise specified, as the "Board of Directors of the Company") has adopted resolutions declaring the advisability of this Agreement, has determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders (other than Mergerco or any of the stockholders of the Company listed on Exhibit A hereto (such stockholders listed on Exhibit A are referred to as the "Affiliated Stockholders")) and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement; and

        WHEREAS, the Board of Directors of Mergerco has adopted resolutions declaring the advisability of this Agreement, has determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Mergerco and its sole stockholder and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and the sole stockholder of Mergerco has acted by written consent and has approved the Merger and the other transactions contemplated by this Agreement.

        NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE 1.
THE MERGER

        1.1.    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), Mergerco will be merged with and into the Company, whereupon the separate corporate existence of Mergerco will cease, and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") under the laws of the State of Delaware under the name "The Thomas Kinkade Company."

        1.2.    The Closing.    The closing of the Merger (the "Closing") will take place at 10:00 a.m., Pacific Standard Time, on a date to be specified by the parties which will be no later than the first Business Day (as defined below) after the satisfaction or waiver (subject to applicable law and if permissible under this Agreement) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below), but subject to such conditions), set forth in Article 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing will take place by telecopy exchange of signature pages with originals to follow by overnight delivery, or in such other manner or at such place as the parties hereto may agree. The Company (acting through the Board of Directors of the Company) will as promptly as practicable notify Mergerco, and Mergerco will as promptly as practicable notify the Company, when the conditions to such party's obligation to effect the Merger contained in Article 7 have been satisfied. For purposes of this Agreement, a "Business Day" will mean any day that is not a Saturday, a Sunday or other day on which the offices of the Secretary of State of the State of Delaware is closed.

        1.3.    Effective Time.    At the Closing, the Company and Mergerco will file, or cause to be filed, with the Secretary of State of the State of Delaware, a certificate of merger (the "Certificate of Merger") in accordance with the DGCL, in such form as is required by, and executed in accordance with, the relevant provisions of, the DGCL. The parties will take such other and further actions as may be required by law to make the Merger effective. The Merger will become effective at such time as the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or, if agreed to by the Company and Mergerco, at such later time or date as is set forth in the Certificate of Merger (the "Effective Time").

        1.4.    Effect of the Merger.    At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Mergerco will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Mergerco will become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

ARTICLE 2.
THE SURVIVING CORPORATION

        2.1.    Certificate of Incorporation of the Surviving Corporation.    At the Effective Time, the Certificate of Incorporation of the Company will be the certificate of incorporation of the Surviving Corporation.

        2.2.    Bylaws of the Surviving Corporation.    At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law, the provisions of the Certificate of Incorporation of the Surviving Corporation and the provisions of such Bylaws.

        2.3.    Directors of the Surviving Corporation.    The directors of Mergerco immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected and qualified, as the case may be.

        2.4.    Officers of the Surviving Corporation.    The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE 3.
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; CANCELLATION AND CONVERSION OF SECURITIES

        3.1.    Conversion of Company Common Stock.    At the Effective Time, subject to the provisions of this Agreement (including without limitation Sections 3.4 and 3.7), automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares (as defined in Section 3.3) and the Dissenting Shares (as defined in Section 3.7)) will be converted into the right to receive in cash, without interest, an amount equal to $4.00 (the "Merger Consideration"). At the Effective Time, all such shares of Company Common Stock so converted into Merger Consideration will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificates in accordance with Section 3.4.

        3.2.    Capital Stock of Mergerco.    At the Effective Time, automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of common stock, par value $0.01 per share, of Mergerco issued and outstanding immediately prior to the Effective Time will be converted into and become a number of fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the number of whole and fractional shares of Mergerco common stock to be so converted. Such shares of common stock will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation at the Effective Time.

        3.3.    Cancellation of Treasury Stock and Mergerco Owned Stock.    At the Effective Time, automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of Company Common Stock issued and held immediately prior to the Effective Time in the Company's treasury and each share of Company Common Stock that is owned by Mergerco or any of the Affiliated Stockholders immediately prior to the Effective Time (the "Cancelled Shares") will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

        3.4.    Exchange of Certificates.

        (a)    Prior to the Effective Time, Mergerco will (i) designate and retain, at the Surviving Corporation's sole cost and expense, a commercial bank or trust company reasonably acceptable to the Company to act as the paying agent (the "Paying Agent") for the benefit of holders of shares of Company Common Stock (other than the Cancelled Shares and the Dissenting Shares) in the Merger and Mergerco will enter into an agreement with the Paying Agent pursuant to which, after the Effective Time, the Paying Agent will distribute the Merger Consideration on a timely basis, and (ii) irrevocably deposit or cause to be deposited with the Paying Agent, for the benefit of holders of shares of Company Common Stock and the holders of Company Options and Company Warrants, cash in an amount necessary to make the payments in respect of the conversion of shares of Company Common Stock and the cash-out of Company Options and Company Warrants pursuant to Sections 3.1, 3.5 and 3.6 (such cash being hereinafter referred to as the "Exchange Fund"). In the event that the funds comprising the Exchange Fund shall be or become insufficient to make the payments in respect of the conversion of shares of Company Common Stock and the cash-out of Company Options and Company Warrants pursuant to Sections 3.1, 3.5 and 3.6, then Mergerco will promptly deposit additional funds with the Paying Agent in an amount that is equal to such deficiency. The Paying Agent must, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Sections 3.1, 3.5 and 3.6 out of the Exchange Fund. Except as contemplated by Section 3.9, the Exchange Fund must not be used for any other purpose. The Paying Agent will invest the Exchange Fund as directed by the Surviving Corporation (so long as such directions do not impair the rights of the holders of Company Common Stock) in direct obligations of, or money market funds substantially all the assets of which are invested in direct obligations of, the United States of America or any agency the obligations of which are backed by the full faith and credit of the United States of America. Any interest and other income resulting from such investments will be paid to the Surviving Corporation, and no interest or other income will be paid or accrued on the Merger Consideration to the holders of Company Common Stock, Company Options or Company Warrants.

        (b)    As promptly as reasonably practicable after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder of record of a certificate or certificates (to the extent such certificates have not already been submitted to the Paying Agent) which immediately prior to the Effective Time represented outstanding shares (other than Cancelled Shares and Dissenting Shares) of Company Common Stock (the "Certificates"), at such holder's address of record (i) a letter of transmittal (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent and will be in such form and have such other provisions as the Surviving Corporation and the Paying Agent will reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the aggregate Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificates have been converted into the right to receive pursuant to this Article 3.

        (c)    Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent pursuant to such instructions, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration payable in respect of each share of Company Common Stock formerly represented by such Certificate pursuant to this Article 3, to be distributed as soon as practicable after the Effective Time (after giving effect to any required tax withholding) in each case without interest, and the Certificate so surrendered will immediately be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.4, each Certificate will be deemed, at all times from and after the Effective Time and for all purposes, to represent only the right to receive, upon such surrender, the Merger Consideration payable in respect of each share of Company Common Stock formerly represented thereby pursuant to this Article 3.

        (d)    Cash paid upon conversion of the shares of Company Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock and, from and after the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged in accordance with this Section 3.4 for the Merger Consideration payable in respect thereof pursuant to this Article 3. From and after the Effective Time, holders of Certificates will cease to have any rights as stockholders of the Company, except for the right to receive upon the surrender of such Certificates, in accordance with this Section 3.4, the Merger Consideration payable in respect of each share of Company Common Stock formerly represented thereby pursuant to this Article 3.

        (e)    If any Certificate has been lost, stolen or destroyed, upon the delivery to the Paying Agent of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of each share of Company Common Stock represented by such Certificate pursuant to this Article 3.

        3.5.    Stock Options.

        (a)    Not later than 30 days prior to the Effective Time, the Company will send a notice (the "Option Notice") to all holders of outstanding options to purchase shares of Company Common Stock (other than options held by any of the Affiliated Stockholders) (the "Company Options") heretofore granted under any stock option, restricted stock or stock appreciation rights plan, program or arrangement of the Company or under any stock option or restricted stock award agreement, including, without limitation, the Company's Employee Stock Option Plan, Stock Option Plan for Outside Directors, 1998 Stock Incentive Plan, and 2002 Stock Plan (collectively, the "Company Stock Plans"): (i) specifying that such options will not be assumed in connection with the Merger, and (ii) specifying that any Company Options outstanding as of the Effective Time will thereafter represent only the right to receive the consideration, if any, specified in Section 3.5(c) in accordance with this Agreement.

        (b)    The Company will permit each holder of a Company Option who desires to exercise all or any portion of such Company Option following receipt of the Option Notice to exercise such Company Option prior to the Effective Time.

        (c)    At the Effective Time, each Company Option outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into, and represent only, the right to receive (net of applicable withholding taxes) an amount in cash equal to the excess, if any, of (i) the product of the Merger Consideration multiplied by the number of shares of Company Common Stock issuable upon exercise of such Company Option (regardless of whether such Company Option is vested or not) immediately prior to the Effective Time over (ii) the aggregate exercise price of those shares of Company Common Stock issuable upon the exercise of such Company Option immediately prior to the Effective Time. The aggregate amount payable with respect to each such Company Option pursuant to this Section 3.5(c) is referred to as the "Option Cash-Out Amount."

        (d)    Promptly following the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder (as of immediately prior to the Effective Time) of a Company Option which was converted into the right to receive the Option Cash-Out Amount pursuant to Section 3.5(c) hereof, (i) a letter of transmittal (which will be in such form and have such other provisions as the Surviving Corporation may reasonably specify), and (ii) instructions for use in receiving the Option Cash-Out Amount payable in respect of such Company Options pursuant to this Section 3.5. Upon the delivery of such letter of transmittal by or on behalf of a holder of a Company Option, duly completed and validly executed in accordance with the instructions thereto, together with the documentation representing the Company Options surrendered thereby, to the Paying Agent, such holder of a Company Option will be entitled to receive the Option Cash-Out Amount payable to it in respect of such Company Option pursuant to Section 3.5.

        3.6.    Warrants.

        (a)    Not later than 30 days prior to the Effective Time, the Company will send a notice to the holders of outstanding warrants to purchase shares of Company Common Stock (the "Company Warrants"): (i) specifying that such warrants will not be assumed in connection with the Merger, and (ii) specifying that any Company Warrants outstanding as of the Effective Time will thereafter represent only the right to receive the consideration, if any, specified in this Section 3.6(a) in accordance with this Agreement. At the Effective Time, each Company Warrant outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into, and represent only, the right to receive (net of applicable withholding taxes), upon delivery thereof to the Company, an amount in cash equal to the excess, if any, of (i) the product of the Merger Consideration multiplied by the number of shares of Company Common Stock issuable upon exercise of such Company Warrant immediately prior to the Effective Time over (ii) the aggregate exercise price of those shares of Company Common Stock issuable upon the exercise of such Company Warrant immediately prior to the Effective Time. The aggregate amount payable with respect to each such Company Warrant pursuant to this Section 3.6(a) will hereinafter be referred to as the "Warrant Cash-Out Amount."

        (b)    Promptly following the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder (as of immediately prior to the Effective Time) of a Company Warrant which was converted into the right to receive the Warrant Cash-Out Amount pursuant to Section 3.6(a) hereof, (i) a letter of transmittal (which will be in such form and have such other provisions as the Surviving Corporation may reasonably specify), and (ii) instructions for use in receiving the Warrant Cash-Out Amount payable in respect of such Company Warrants pursuant to this Section 3.6. Upon the delivery of such letter of transmittal by or on behalf of a holder of a Company Warrant, duly completed and validly executed in accordance with the instructions thereto, together with the documentation representing the Company Warrant surrendered thereby, to the Paying Agent, such holder of a Company Warrant will be entitled to receive the Warrant Cash-Out Amount payable to it in respect of such Company Warrant pursuant to Section 3.6.

        3.7.    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, to the extent (if at all) that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL or any successor provision (the "Dissenting Shares"), will not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares will be entitled to receive from the Company such consideration as will be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder will have failed to perfect or will effectively withdraw or lose his or her right to appraisal and payment under the DGCL, each share of Company Common Stock held by such holder will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, upon the surrender of the Certificate representing such share of Company Common Stock pursuant to Section 3.4, and such shares will not be deemed to be Dissenting Shares. The Company will give Mergerco (i) prompt notice of any written notices or demands for appraisal of Company Common Stock received by the Company and (ii) the opportunity to participate and direct all negotiations and proceedings with respect to any such demands or notices. The Company will not, without the prior written consent of Mergerco, make any payment with respect to, or settle, offer to settle, or otherwise negotiate any such demands.

        3.8    Tax Withholding.    The Paying Agent or, at any time after 12 months following the Effective Time, the Surviving Corporation will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article 3 to any holder of shares of Company Common Stock or any holder of Company Options or Company Warrants such amounts as it is required to deduct and withhold from such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Paying Agent or the Surviving Corporation, as applicable, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or any holder of Company Options or Company Warrants in respect of which such deduction and withholding was made.

        3.9    Release of Exchange Fund.    To the extent permitted by applicable law, any portion of the Exchange Fund (plus any interest and other income received by the Paying Agent in respect of such funds) which remains undistributed to the holders of shares of Company Common Stock, and the holders of Company Options or Company Warrants, 12 months after the Effective Time will be delivered to the Surviving Corporation, upon demand, and any holders of shares of Company Common Stock, and any holders of Company Options or Company Warrants, who have not theretofore complied with this Section 3.4 must thereafter look, as general creditors, only to the Surviving Corporation for the Merger Consideration, the Option Cash-Out Amount or Warrant Cash-Out Amount payable in respect thereof without interest, respectively, pursuant to this Article 3. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock or holders of Company Options or Company Warrants three years after the Effective Time (or such earlier date, as is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity) will, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any person previously entitled thereto.

        3.10    No Liability Under Abandoned Property Laws.    Notwithstanding any other provision in this Article 3, neither the Paying Agent nor the Surviving Corporation will be liable to any holder of shares of Company Common Stock, or any holder of Company Options or Company Warrants, for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Mergerco as of the date hereof as follows:

        4.1.    Organization and Qualification.    The Company and its two subsidiaries (the Company's only two subsidiaries being Thomas Kinkade Stores, Inc., a California corporation, and Media Arts Licensing Company, a California corporation, each referred to herein as a "Company Subsidiary") is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each Company Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary and where the failure to qualify would have a Company Material Adverse Effect (as defined below). For all purposes of and under this Agreement, "Company Material Adverse Effect" means any effect, change, event, circumstance or condition that, individually or in the aggregate with all similar effects, changes, events, circumstances or conditions, has a material adverse effect on the business operations, assets, properties, results of operations, or financial condition of the Company and the Company Subsidiaries, with the Company and the Company Subsidiaries considered as a whole; provided, however, that any effect, change, event, circumstance or condition that results from or arises out of one or more of the following will not be considered in determining whether a "Company Material Adverse Effect" has occurred or would be reasonably likely to occur: (a) changes in general economic conditions nationally or regionally, (b) changes in conditions (including as a result of changes in laws) affecting the industries in which the Company and the Company Subsidiaries compete, provided that such changes do not disproportionately affect the Company and the Company Subsidiaries, considered as a whole, in any material respect, (c) actions taken or omitted by the Company or any of the Company Subsidiaries required pursuant to this Agreement or upon the request of Mergerco or with the consent of Mergerco after the date of this Agreement, (d) the announcement or pendency of this Agreement and the transactions contemplated hereby, including, without limitation, voluntary departure of employees or downgrading of credit ratings, (e) changes in the Company's stock price, by itself, (f) failure by the Company to meet or exceed any analyst's revenue or earnings projections or forecasts, in any such case whether or not published or otherwise publicly available, (g) failure by the Company to meet internal revenue or earnings expectations, by itself, but not effects, changes, events, circumstances or conditions other than such failure to meet expectations that would otherwise constitute or be considered in determining whether a Company Material Adverse Effect has occurred and (h) any facts or circumstances known by any of the Affiliated Stockholders to exist as of the date hereof.

        4.2.    Authorization and Enforceability.    The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of this

Agreement and the Merger by its stockholders under applicable law, the requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Company, subject to obtaining the approval of the Company's stockholders as contemplated by Section 7.1(a), no other corporate action on the part of the Company or any Company Subsidiary is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Mergerco, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

        4.3.    Certificate of Incorporation and Bylaws.    The Company has heretofore furnished or made available to Mergerco a complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company and the Certificate of Incorporation, Bylaws or equivalent organizational documents of each Company Subsidiary, each as in full force and effect as of the date hereof.

        4.4.    Capitalization.    The authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share ("Company Preferred Stock"). As of the date hereof, (a) 13,226,832 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (b) 313,843 shares of Company Common Stock are held in the treasury of the Company, (c) no shares of Company Common Stock are held by the Company Subsidiaries, (d) 1,804,433 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options and Company Warrants, and (e) 88,138 shares of Company Common Stock are reserved for future issuance pursuant to the Company's Employee Stock Purchase Plan ("Company ESPP"). As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. All outstanding shares of capital stock of the Company Subsidiaries are owned by the Company, directly or indirectly. Except as set forth in this Section 4.4, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable.

        4.5.    Consents and Approvals.    Except as set forth in the disclosure schedule delivered by the Company to Mergerco, dated as of the date hereof, and except for (i) compliance with any applicable requirements of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended and the rules regulations promulgated thereunder (the "Exchange Act"), state takeover or securities laws, and the rules of any stock exchange or any other listing organization that are applicable to the Company, (ii) approval by the Company's stockholders, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, (iv) compliance with Section 262 of the DGCL regarding appraisal rights of the Company's stockholders and (v) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not: (a) violate any provision of the Certificate of Incorporation or Bylaws of the Company or any Company Subsidiary; (b) violate any statute, rule, regulation, order, or decree of any federal, state, local, or foreign body or authority by which the Company or any Company Subsidiary or any of their respective properties or assets are bound; (c) require any filing with or permit, consent, or approval of any federal, state, local, or foreign administrative, governmental or regulatory body or authority (a

"Governmental Entity"); or (d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any lien, charge, security interest, pledge or encumbrance of any kind or nature (any of the foregoing being a "Lien") on any of the properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which it or any of its properties or assets may be bound, except, (x) in the cases of clauses (b) or (c), where such violation, failure to make any such filing or failure to obtain such permit, consent or approval, could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (y) in the case of clause (d), for any such violations, breaches, defaults, or other occurrences that would not have, individually or in the aggregate, a Company Material Adverse Effect.

        4.6.    Company Action.    The Board of Directors of the Company, at a meeting duly called and held on October 31, 2003, has (i) declared the advisability of this Agreement, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company, and its stockholders (other than Mergerco and the Affiliated Stockholders), (iii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and (iv) recommended that the Company's stockholders (other than Mergerco and the Affiliated Stockholders) approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

        4.7.    State Takeover Laws.    The approval of this Agreement and the transactions contemplated hereby by the Board of Directors of the Company are sufficient so that neither the restrictions on "business combinations" set forth in Section 203(a) of DGCL nor the provisions of any other "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation nor the provisions of any applicable anti-takeover provisions in the Certificate of Incorporation or Bylaws of the Company will apply to this Agreement or any of the transactions contemplated by this Agreement.

        4.8.    Vote Required.    Except for the vote required to satisfy the condition set forth in Section 7.1(a), and except for any vote required under applicable law, the current Certificate of Incorporation of the Company or the rules of any stock exchange or other listing organization that are applicable to the Company, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon on the record date established by the Board of Directors of the Company in accordance with the Bylaws of the Company, applicable law and this Agreement is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger.

        4.9.    Fairness Opinion.    The Board of Directors of the Company has received a written opinion from Jefferies & Company, Inc., financial advisor to the Company, dated as of the date hereof, to the effect that, subject to the qualifications and limitations stated therein, the Merger Consideration to be received by the holders of shares of the Company Common Stock in the Merger (other than Mergerco or any of the Affiliated Stockholders) as provided herein is fair to such holders from a financial point of view.

        4.10.    No Finders.    Except for the engagement letter between the Company and Jefferies & Company, Inc., dated December 5, 2002, and amended on April 14, 2003, copies of which have been provided to Mergerco prior to the date of this Agreement, no act of the Company or any Company Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein.

        4.11.    Section 16 Matters.    Prior to the Effective Time, Mergerco and the Company shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF MERGERCO AND
THE PRINCIPAL AFFILIATED STOCKHOLDER

        Mergerco and the Principal Affiliated Stockholder hereby represent and warrant to the Company as of the date hereof as follows:

        5.1.    Organization and Qualification.    Mergerco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Mergerco is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary.

        5.2.    Authorization.    Mergerco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Mergerco and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Mergerco and by the sole stockholder of Mergerco, and no other corporate proceedings on the part of Mergerco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Mergerco and the Principal Affiliated Stockholder and constitutes the valid and binding obligation of Mergerco and the Principal Affiliated Stockholder, enforceable against each of them in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

        5.3.    Consents and Approvals.    Except for (i) compliance with any applicable requirements of the Securities Act, the Exchange Act and state takeover and securities laws, (ii) the filing and recordation of the Certificate of Merger as required by the DGCL and the rules of any stock exchange or other listing organization that may be applicable to the Company, (iii) compliance with Section 262 of the DGCL regarding appraisal rights of the Company's stockholders, and (iv) compliance with any applicable requirements of the HSR Act, the execution and delivery of this Agreement by Mergerco and the Principal Affiliated Stockholder and the consummation of the transactions contemplated hereby will not: (a) violate any provision of the Articles or Certificate of Incorporation or Bylaws of Mergerco; (b) violate any statute, rule, regulation, order, or decree of any federal, state, local or foreign body or authority by which Mergerco or the Principal Affiliated Stockholder or any of their respective properties or assets are bound; (c) require any filing with or permit, consent, or approval of any Governmental Entity; or (d) require any consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration of the performance required thereunder) under any of the terms, conditions or provisions of any contract, agreement, instrument or any obligation to which Mergerco or the Principal Affiliated Stockholder is a party or by which either of them or any of their respective properties or assets is bound.

        5.4.    No Finders.    No act of Mergerco or the Principal Affiliated Stockholder has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein.

        5.5.    Financing.    Mergerco has received, and previously provided to the Board of Directors of the Company, a fully executed commitment letter from GE Corporate Financial Services, Inc. (the "Lender"), dated as of October 24, 2003, as amended through October 29, 2003, providing for a portion of the funds necessary to consummate the Merger and pay the aggregate Merger Consideration, Option Cash-Out Amounts and Warrant Cash-Out Amounts payable pursuant to Article 3, and describing the terms and conditions upon which the Lender will arrange and provide such financing (the "Commitment Letter"). Mergerco has accepted the Commitment Letter and paid all fees then due thereunder as of the date of this Agreement. The Commitment Letter is in full force and effect on the date hereof and has not been withdrawn, amended or modified in any respect, and there is no breach or default existing (or which with notice or lapse of time or both may exist) thereunder. There are no facts or circumstances known to Mergerco or the Principal Affiliated Stockholder or any of their respective affiliates that any of them believes is likely to (i) prevent the conditions to the financing described in the Commitment Letter from being satisfied, or (ii) prevent Mergerco from receiving financing pursuant to the terms of the Commitment Letter. The aggregate proceeds of the financing contemplated by the Commitment Letter, together with the Company's existing cash resources as reflected in the unaudited consolidated balance sheet of the Company as of September 30, 2003, are sufficient to pay the aggregate Merger Consideration, Option Cash-Out Amounts and Warrant Cash-Out Amounts pursuant to Article 3, and to pay the anticipated fees and expenses of Mergerco related to the Merger (the "Required Cash Amount").

        5.6.    No Prior Activities.    Mergerco was organized solely to effect the transactions contemplated by this Agreement. Since its founding, except for its obligations incurred in connection with the transactions contemplated by this Agreement (including the financing contemplated by the Commitment Letter), Mergerco has not engaged in any business or other activity of any kind or character whatsoever, entered into or become subject to any contract, agreement, arrangement or other understanding (whether written or oral), or otherwise incurred or become subject to any liability or other obligations to any person that would adversely affect Mergerco's ability to perform its obligations under this Agreement and the transactions contemplated thereby.

        5.7.    No Other Affiliates.    Exhibit A hereto includes a complete and accurate list of each affiliate of the Principal Affiliated Stockholder and the aggregate number of shares of Company Common Stock held of record or beneficially by each of them.

        5.8    No Other Representations.    Mergerco and the Principal Affiliated Stockholder acknowledge that, other than as set forth in this Agreement, neither the Company nor any of its directors, officers, employees, agents or other representatives (other than the Affiliated Stockholders) makes any representations or warranties either express or implied, as to the accurateness or completeness of any information provided or made available to Mergerco or any of its directors, officers, employees, agents or other representatives in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 6.
COVENANTS

        6.1.    Conduct of Business of the Company.    Except as contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, neither the Company nor any Company Subsidiary will, without the prior written consent of Mergerco:

        (a)    amend or otherwise change its Certificate of Incorporation or Bylaws or other organizational documents;

        (b)    issue, sell or grant, or authorize the issuance, sale or grant of any shares of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (except for the issuance of shares of Company Common Stock pursuant to the exercise of Company Options and Company Warrants outstanding on the date of this Agreement or pursuant to the Company ESPP);

        (c)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends and distributions by a Company Subsidiary to its parent in accordance with applicable law;

        (d)    reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (e)    acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization which would be material to the Company and the Company Subsidiaries, taken as a whole;

        (f)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities, loans and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

        (g)    make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any Company Subsidiary made in the ordinary course of business consistent with past practices;

        (h)    adopt resolutions providing for or authorizing a liquidation or a dissolution, except as part of an Acquisition Proposal (as defined below); or

        (i)    take, or agree to commit to take, or fail to take any action that would make any representation or warranty of the Company contained herein inaccurate such that the conditions in Section 7.2(a) will not be satisfied at, or as of any time prior to, the Effective Time; or

        (j)    enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, or otherwise agree or consent to do any of the foregoing actions set forth in this Section 6.1.

        6.2.    Conduct of Business of Mergerco.    From the date of this Agreement to the Effective Time, Mergerco will not take, or agree to commit to take, or fail to take any action that would make any representation or warranty of Mergerco contained herein inaccurate such that the conditions in Section 7.3(a) will not be satisfied at, or as of any time prior to, the Effective Time.

        6.3.    No Solicitation.

        (a)    Subject to the provisions of Section 6.3(d), the Company will not, and will cause the Company Subsidiaries not to, and will not authorize or knowingly permit any of its respective officers, directors, employees, financial advisors, counsel, representatives and agents (collectively, "Representatives") to, (i) directly or indirectly, solicit, initiate or knowingly encourage or facilitate the making of an Acquisition Proposal (as defined below), (ii) engage in or knowingly encourage in any way negotiations or discussions concerning, or provide any non-public information to, any Third Party

(as defined below) relating to an Acquisition Proposal, or which may reasonably be expected to lead to an Acquisition Proposal, or (iii) agree to, recommend or endorse any Acquisition Proposal; provided, however, that nothing contained in this Section 6.3 or in any other provision of this Agreement will prohibit the Company or the Board of Directors of the Company from taking and disclosing to the Company's stockholders a position under Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders in order to fulfill, in the good faith judgment of the Board of Directors of the Company after consultation with its legal counsel, its fiduciary duties to such stockholders under applicable law.

        (b)    As used in this Agreement, the term "Acquisition Proposal" means any offer or proposal for (i) a transaction or series of related transactions pursuant to which any person (or "group" of persons as such term is defined under Section 13(d) of the Exchange Act) other than Mergerco (a "Third Party") would acquire 25% or more of the outstanding shares of Company Common Stock or voting power (or of securities or rights convertible into or exercisable for such shares of Company Common Stock or voting power), including without limitation a tender offer or an exchange offer which, if consummated, would result in a Third Party acquiring 25% or more of the outstanding shares of Company Common Stock or voting power (or of securities or rights convertible into or exercisable for such shares of Company Common Stock or voting power), (ii) a merger or other business combination involving the Company pursuant to which any Third Party would acquire securities representing 25% or more of the voting power of the outstanding securities of the company surviving the merger or business combination, or (iii) any other transaction pursuant to which any Third Party would acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiary) comprising at least 25% or more of the book value of the assets of the Company.

        (c)    As used in this Agreement, a "Superior Proposal" means any unsolicited, bona fide offer made by a Third Party to acquire a majority of the outstanding shares of Company Common Stock beneficially owned by stockholders of the Company or to acquire substantially all of the assets of the Company on terms that the Board of Directors of the Company has in good faith determined, after consultation with its financial advisors and outside counsel, to be more favorable to the Company's stockholders (other than Mergerco or any of the Affiliated Stockholders) than the Merger, taking into account all factors it deems relevant (including whether, in the good faith judgment of the Board of Directors of the Company, such Third Party is able to finance the transaction and obtain all required regulatory approvals).

        (d)    Notwithstanding the provisions of Section 6.3(a), nothing in this Agreement will prohibit the Board of Directors of the Company from, prior to the date on which the Company's stockholders adopt this Agreement in accordance with the DGCL, furnishing nonpublic information to, or entering into discussions or negotiations with, any Third Party that makes a bona fide Acquisition Proposal that was not solicited in violation of Section 6.3(a), if, and only to the extent that, (i) the Board of Directors of the Company determines in good faith after consultation with its legal counsel that the failure to furnish such information or to participate in such negotiations or discussions with respect to such Acquisition Proposal would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable law; (ii) prior to furnishing nonpublic information to, or entering into substantive discussions and negotiations with, such Third Party after the date hereof, the Company (A) provides two Business Days' prior written notice to Mergerco to the effect that it intends to furnish information to, or enter into discussions or negotiations with, such Third Party, and naming and identifying the Third Party making the Acquisition Proposal, and (B) receives from such Third Party an executed confidentiality agreement with terms and conditions (except the "standstill" provisions) that are no less favorable to the Company, in the aggregate, than the terms and conditions of the confidentiality agreements between the Company and the Affiliated Stockholders; and (iii) the Company keeps Mergerco informed on a reasonably current basis of the status and the material terms and conditions of such Acquisition Proposal and the status of any discussions or negotiations with such third party related thereto.

        (e)    Upon execution of this Agreement, the Company will immediately terminate all discussions with Third Parties concerning any Acquisition Proposal and will request that such Third Parties promptly return any confidential information furnished by the Company in connection with any Acquisition Proposal. The Company will not waive any provision of any confidentiality, standstill or similar agreement entered into with any Third Party regarding any Acquisition Proposal and prior to the Closing will enforce all such agreements in accordance with their terms. Notwithstanding the foregoing, such discussions may be reinstated or waivers may be provided if the conditions of this Section 6.3(d) are otherwise satisfied.

        (f)    Nothing contained in this Section 6.3 will (i) permit the Company to terminate this Agreement (except as specifically provided in Article 8 hereof), or (ii) permit the Company to enter into any agreement providing for an Acquisition Proposal (other than the confidentiality agreement as provided and in the circumstances and under the conditions set forth above) for as long as this Agreement remains in effect.

        6.4.    Company Stockholders Meeting.

        (a)    The Company will take all action necessary in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws to cause a meeting of its stockholders (the "Company Stockholders' Meeting") to be duly called and held to consider and vote upon the approval and adoption of this Agreement and the Merger, and the Company will use its commercially reasonable efforts to hold the Company Stockholders' Meeting as soon as practicable after the date of this Agreement. Subject to the provisions of Section 6.4(b), the Board of Directors of the Company, will recommend such approval and adoption of this Agreement and the Merger by the Company's stockholders as provided herein and will use its commercially reasonable efforts to solicit such approval, including, without limitation, timely mailing the Proxy Statement, unless the Board of Directors of the Company determines in good faith, after consultation with its legal counsel, that the inclusion of such recommendation or solicitation therein would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable law.

        (b)    The Board of Directors of the Company will not withdraw, modify or change in a manner adverse to Mergerco, its recommendation to the Company's stockholders unless the Board of Directors of the Company has received a Superior Proposal and the Board of Directors of the Company determines in good faith, after consultation with its legal counsel, that the failure to withdraw, modify or change such recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable law. Subject to compliance with the terms of Section 6.3, any withdrawal, change or modification of the recommendation of the Board of Directors of the Company in accordance with the previous sentence will not constitute a breach of the Company's representations, warranties, covenants or agreements contained in this Agreement. Unless this Agreement is previously terminated in accordance with Article 8, the Company will submit this Agreement to its stockholders at the Company Stockholders' Meeting in accordance with Section 6.4(a) even if the Board of Directors of the Company has withdrawn, modified or changed its recommendation of this Agreement or the transactions contemplated by this Agreement and, except as required by applicable law, will not postpone or adjourn such meeting or the vote by the Company's stockholders upon this Agreement and the Merger to another date without Mergerco's approval (which consent shall not be unreasonably withheld, delayed or conditioned).

        (c)    Nothing contained in this Section 6.4 or in any other provision of this Agreement will prohibit the Company or the Board of Directors of the Company from taking and disclosing to the Company's stockholders prior to the date of the Company Stockholder's Meeting, a position under Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders in order to fulfill, in good faith judgment of the Board of Directors of the Company its fiduciary duties to such stockholders under applicable law.

        6.5.    Proxy Statement and Schedule 13E-3.

        (a)    As promptly as practicable after the execution of this Agreement, the Company and Mergerco will cooperate to prepare a joint Rule 13E-3 Transaction Statement relating to the transactions contemplated hereby (together with any amendments thereto, the "Schedule 13E-3") and the Company will prepare and file with the SEC a proxy statement (together with any amendments thereto, the "Proxy Statement") for use in connection with the solicitation of proxies for the Company Stockholders' Meeting. Both Mergerco and the Company will cause the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act, the rules and regulations of any stock exchange or other listing organization that are applicable thereto and the DGCL. Both the Company and Mergerco will furnish to each other all information concerning the Company or Mergerco each may reasonably request in connection with such actions and the preparation of the Schedule 13E-3 and the Proxy Statement. Mergerco will be given a reasonable opportunity to review and comment on all filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and all mailings to the Company's stockholders in connection with the transaction contemplated by this Agreement. The Company will be given a reasonable opportunity to review and comment on all filings by Mergerco with the SEC in connection with the transactions contemplated hereby, including the Schedule 13E-3 and any amendment or supplement thereto. The Company, with the cooperation of Mergerco, will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to each of the Company's stockholders as promptly as practicable after the compliance with SEC filing requirements and satisfactory resolution of all SEC comments thereon, if any. The Company will also promptly as practicable file, and, if required, mail to the Company's stockholders, any amendment to the Proxy Statement which may become necessary after the date the Proxy Statement is first mailed to the Company's stockholders. The Company and Mergerco will also promptly as practicable file any amendment to the Schedule 13E-3 which may become necessary after the date the Schedule 13E-3 is first filed with the SEC.

        (b)    No amendment or supplement to the Proxy Statement or the Schedule 13E-3 may be made by the Company without the prior approval of Mergerco, which approval will not be unreasonably withheld, conditioned or delayed. No amendment or supplement to the Schedule 13E-3 may be made by Mergerco without the prior approval of the Company, which approval will not be unreasonably withheld, conditioned or delayed. The Company will advise Mergerco promptly after it receives notice thereof of any request by the SEC or any stock exchange or other listing organization for amendment of the Proxy Statement or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information.

        (c)    Subject to the provisions of Sections 6.3 and 6.4, the Proxy Statement will include the recommendation of the Board of Directors of the Company to the stockholders of the Company that they vote in favor of the adoption of this Agreement and the Merger and that the Board of Directors of the Company has determined that the Merger is fair to, and in the best interests of, the stockholders of the Company (other than the Affiliated Stockholders).

        (d)    The information supplied by the Company included in the Proxy Statement and the Schedule 13E-3 will not, at (i) the time the Proxy Statement and the Schedule 13E-3 is filed with the SEC; (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders' Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein, in light of the circumstances under which they were made, or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made in or incorporated by reference therein based on information supplied by or on behalf of Mergerco or the Affiliated Stockholders specifically for inclusion or incorporation by reference therein. If at any time prior to the Effective Time any event or circumstances relating to the Company or any of the Company Subsidiaries, or their respective officers and directors (other than Thomas Kinkade or any officers or directors affiliated with Thomas Kinkade), should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3, the Company will promptly inform Mergerco.

        (e)    The information supplied by or on behalf of Mergerco included in the Schedule 13E-3 or for inclusion in the Proxy Statement will not, at (i) the time the Proxy Statement and the Schedule 13E-3 is filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders' Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to Mergerco or its officers and directors should be discovered by Mergerco that should be set forth in an amendment or a supplement to the Schedule 13E-3 or the Proxy Statement, Mergerco will promptly inform the Company.

        6.6.    Access to Information.    Except as required (i) pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of the Company Subsidiaries is a party (in which case the Company will use all commercially reasonable efforts to provide acceptable alternative arrangements, not in violation of such agreement or arrangement, for disclosure to Mergerco or its advisors), (ii) in order to preserve any attorney-client or other legal privilege or (iii) pursuant to applicable law, from the date hereof through the Effective Time, the Company will afford to Mergerco and to Mergerco's accountants, officers, directors, employees, counsel, and other representatives reasonable access, during normal business hours and upon reasonable prior notice to all of its properties, books, data, contracts, commitments, and records, and will furnish promptly to Mergerco all information concerning the Company's and the Company Subsidiaries' businesses, prospects, properties, liabilities, results of operations, financial condition, officers, employees, consultants, distributors, customers, suppliers, and others having dealings with the Company as Mergerco may reasonably request.

        6.7.    Approvals and Consents; Cooperation.    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to cooperate with each other and to use commercially reasonable efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, without limitation, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations, submissions of information, applications and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining and maintenance of all necessary consents, approvals, permits, authorizations and other confirmations or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, investigating or challenging this Agreement or the consummation of any of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this

Agreement. Prior to the Effective Time, Mergerco intends to change its name to "The Thomas Kinkade Company." The parties hereto agree to permit such change and to cooperate with Mergerco to obtain any necessary consents and complete any necessary filings required to effect such name change; provided, however, that in the event this Agreement is terminated prior to consummation of the Merger, Mergerco agrees to change its name and to refrain from using the name in any way that may conflict with the business of the Company.

        6.8.    Company Employee Stock Purchase Plan.    The rights of participants in the Company ESPP with respect to any offering then underway under the Company ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such Offering Period (as defined in the Company ESPP) and by making such other pro rata adjustments as may be necessary to reflect the shortened offering but otherwise treating such shortened Offering Period as a fully effective and completed Offering Period for all purposes under the Company ESPP. Outstanding rights to purchase shares of Company Common Stock shall automatically be exercised, and each share of Company Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, without issuance of certificates representing issued and outstanding shares of Company Common Stock to participants under the Company ESPP. Immediately prior the Effective Time, the Company ESPP shall be terminated.

        6.9.    Take-over Statutes; Inconsistent Actions.    If any "fair price," "moratorium," "control share," "business combination," "stockholder protection" or similar or other anti-takeover statute or regulation enacted under any state or federal law becomes applicable to the Merger or any of the other transactions contemplated hereby, the Company and the Board of Directors of the Company will grant such approvals and take all such actions as are within its authority and are reasonable so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use commercially reasonable efforts to eliminate the effects of such statute or regulation on the Merger and the transactions contemplated hereby. The Company has not and, during the term of this Agreement will not, adopt, effect or implement any "stockholders' rights plan," "poison pill" or similar arrangement.

        6.10.    Financing.    Each of Mergerco and the Principal Affiliated Stockholder will use their respective commercially reasonable efforts to consummate the financing contemplated by the Commitment Letter or such other financing as Mergerco and the Principal Affiliated Stockholder may deem necessary and appropriate in order to finance the transactions contemplated hereby. The Company will use its commercially reasonable efforts to assist and cooperate with Mergerco and the Principal Affiliated Stockholder to satisfy on or before the Closing Date all of the conditions to closing the financing contemplated by the Commitment Letter. Mergerco and the Principal Affiliated Stockholder shall keep the Company reasonably apprised of the status of their efforts to consummate the financing contemplated by the Commitment Letter or such other financing as Mergerco may deem necessary or appropriate in order to finance the transactions contemplated hereby. In the event that either Mergerco or the Principal Affiliated Stockholder is informed, orally or in writing, that any or all of the lenders that are parties to the Commitment Letter (or any commitment or other agreement contemplating additional or alternative financings) do not intend to consummate the financing contemplated by the Commitment Letter (or other commitment or agreement), are terminating or withdrawing the Commitment Letter (or other agreement or commitment) or are amending or otherwise modifying the Commitment Letter (or other commitment or agreement), Mergerco and the Principal Affiliated Stockholder shall promptly inform the Company thereof and provide the Company with any written material or other communication related thereto.

        6.11.    Further Actions.    Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary, or otherwise), each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement will take all such necessary action.

        6.12.    Officers' and Directors' Indemnification.

        (a)    The Company and the Surviving Corporation agree that all rights to indemnification and all limitations on liability existing in favor of any individual who was on or at any time prior to the Effective Time, a director, officer, employee or agent of the Company (an "Indemnified Person") in respect of acts or omissions of such Indemnified Person on or prior to the Effective Time, as provided in the Certificate of Incorporation or Bylaws of the Company or any agreement between an Indemnified Person and the Company in effect as of the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the Effective Time. The Surviving Corporation will, at its selection, either: (i) cause to be maintained in effect the Company's current directors' and officers' liability insurance policy with respect to claims arising from facts or events that occurred at or prior to the Effective Time; (ii) extend the discovery or reporting period under the Company's current policy for six years from the Effective Time to maintain in effect directors' and officers' liability insurance with respect to claims arising from facts or events that occurred at or prior to the Effective Time for those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms no less favorable than the terms of such current insurance policy; or (iii) substitute coverage under other policies providing coverage on terms and conditions that are no less advantageous to such persons than the Company's current insurance with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend for any such coverage an amount per year in excess of 300% of the annual premium currently paid by the Company for such insurance or replacement insurance or to expend for an extended period reporting endorsement a total amount in excess of 300% of the annualized cost of the Company's current policy.

        (b)    In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.12.

        (c)    The provisions of this Section 6.12 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

        6.13.    Notification of Certain Matters.    The Company will give prompt written notice to Mergerco, and Mergerco and the Principal Affiliated Stockholder will give prompt written notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained herein to be untrue or inaccurate such that the conditions in Section 7.2(a) or Section 7.3(a), respectively, would fail to be satisfied on the Closing Date and (ii) any material failure of the Company, or Mergerco or the Principal Affiliated Stockholder, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions in Section 7.2(b) or Section 7.3(b), respectively, would fail to be satisfied on the Closing Date; provided, however, that the delivery of any notice pursuant to this Section 6.13 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        6.14.    Payment of Fees for Advisors.    At the Closing, the Company will pay in full all amounts owed to the legal and financial advisors of the Board of Directors of the Company and the Company, provided, in the case of payments to financial advisors, that such amounts are provided for pursuant to the terms and conditions of the agreements entered into with such financial advisors.

ARTICLE 7.
CLOSING CONDITIONS

        7.1.    Conditions to Obligations of Mergerco, the Principal Affiliated Stockholder and the Company.    The respective obligations of each party hereto to consummate the Merger and to consummate the other transactions contemplated by this Agreement to occur on the Closing Date will be subject to the satisfaction at or prior to the Closing Date of the following conditions:

        (a)    This Agreement, the Merger and the transactions contemplated hereby will have been approved by (i) the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in accordance with the Company's Certificate of Incorporation, Bylaws and the DGCL, and (ii) the affirmative vote of the holders of a majority of the shares of Company Common Stock that are cast either for or against approval of this Agreement (excluding any shares of Company Common Stock held by Mergerco or any of the Affiliated Stockholders or any officers or directors of Mergerco or the Company).

        (b)    No Governmental Entity or court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

        (c)    All consents, approvals, authorizations legally required to be obtained from any Governmental Entity to consummate the Merger will have been obtained and will be final and in full force and effect as of the Closing, except for such consents, approvals and authorizations the failure of which to obtain could not reasonably be expected to have a Company Material Adverse Effect.

        (d)    Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act will have been terminated or will have expired.

        7.2.    Conditions to Obligations of Mergerco and the Principal Affiliated Stockholder.    The obligation of Mergerco and the Principal Affiliated Stockholder to consummate the Merger will be subject to the fulfillment or waiver by Mergerco and the Principal Affiliated Stockholder at or prior to the Closing of the following additional conditions:

        (a)    Each representation and warranty of the Company contained in this Agreement that is qualified by "Company Material Adverse Effect" or reference to "material" or "in all material respects" or like variations shall be true and correct as of the date hereof and the Closing Date as though such representations and warranties were made on the Closing Date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date), and (ii) each representation and warranty of the Company contained in this Agreement that is not qualified by "Company Material Adverse Effect" or reference to "material" or "in all material respects" or like variations shall be true and correct as of the date hereof and the Closing Date as though such representations and warranties were made on the Closing Date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date), except in the case of the foregoing clause (ii) for any inaccuracies that have not had, individually or in the aggregate, a Company Material Adverse Effect as of the Closing Date. At the Closing, the Company shall deliver a Certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

        (b)    The Company has performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

        (c)    Since the date of this Agreement, there will not have occurred or come into existence any change, event, occurrence, state of facts or development that has had, individually or in the aggregate, a Company Material Adverse Effect.

        (d)    Mergerco shall have received the funding contemplated by the Commitment Letter or Mergerco will otherwise have immediate access to sufficient funds under any other commitment acceptable to Mergerco to enable performance of the obligations of Mergerco under this Agreement.

        7.3.    Conditions to Obligations of the Company.    The obligation of the Company to consummate the Merger will be subject to the fulfillment or waiver by the Company at or prior to the Closing of the following additional conditions:

        (a)    Each representation and warranty of Mergerco contained in this Agreement is true and correct in all material respects on the date of this Agreement and shall be true as of the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date).

        (b)    Mergerco has performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Mergerco on or prior to the Closing Date.

ARTICLE 8.
TERMINATION AND ABANDONMENT

        8.1.    Termination.    This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company as provided in Section 7.1(a), only:

        (a)    by mutual written consent duly authorized by the respective Boards of Directors of Mergerco and the Company;

        (b)    by either Mergerco or the Company if the Merger has not been consummated on or before January 31, 2004 (the "End Date"); provided, however, that the party wishing to terminate under this Section 8.1(b) has not breached in any material respect its obligations under this Agreement in any manner that was the proximate cause of, or resulted in, the failure to consummate the Merger by such date; provided, further, however, that in the event that the term of the Commitment Letter is extended or Mergerco and the Principal Affiliated Stockholder procure alternative financing arrangements in order to finance the transactions contemplated hereby, the End Date shall be automatically (and without any further action on the part of the Company, Mergerco or the Principal Affiliated Stockholder) extended to the earlier to occur of (i) a date that is commensurate with the expiration date of the Commitment Letter, as so extended, or the expiration date of such alternative financing commitment, as applicable (it being understood and hereby agreed that neither Mergerco nor the Principal Affiliated Stockholder shall have any obligation under this Agreement to so extend the expiration date of the Commitment Letter or otherwise procure alternative financing arrangements to finance the transactions contemplated hereby) or (ii) March 1, 2004;

        (c)    by either Mergerco or the Company if a court of competent jurisdiction or other Governmental Entity has issued a final nonappealable order, decree, or ruling, or taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger;

        (d)    by either Mergerco or the Company if, at the Company Stockholders' Meeting, the vote of the Company's stockholders for approval and adoption of this Agreement and the Merger contemplated by Section 7.1(a) is not obtained, except that the right to terminate this Agreement under this Section 8.1(d) will not be available to any party whose failure to perform any obligation under this Agreement has been the proximate cause of, or resulted in, the failure to obtain the requisite vote of the stockholders of the Company;

        (e)    by Mergerco if (i) the Company has breached its obligations under Section 6.3 in any material respect, or (ii) the Board of Directors of the Company has recommended to the stockholders of the Company any Acquisition Proposal or will have resolved or announced an intention to do so, or (iii) the Board of Directors of the Company withdrawn or modified in a manner adverse to Mergerco its approval or recommendation of the Merger (provided, however, that in the event the Company's Board of Directors shall take and disclose to the Company's stockholders a position under Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act, or otherwise make disclosure to the Company's stockholders in order to fulfill, in the good faith judgment of the Company's Board of Directors, its fiduciary duties to such stockholders under applicable law, such action by itself shall not be deemed to constitute a withdrawal or modification of its approval or recommendation of the Merger), or (iv) a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common Stock is announced or commenced and the Board of Directors of the Company recommends acceptance of such tender offer or exchange offer by the Company's stockholders;

        (f)    by Mergerco if (i) Mergerco is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by the Company of any of its representations, warranties or obligations under this Agreement such that the conditions in Section 7.2 hereof will not be satisfied as of the Closing Date; provided, however, that if such a breach is curable by the Company and such cure is reasonably likely to be accomplished prior to the End Date, then, for so long as the Company continues to exercise commercially reasonable efforts to cure such breach, Mergerco may not terminate this Agreement under this Section 8.1(f);

        (g)    by the Company if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by Mergerco or the Principal Affiliated Stockholder of any of its or his representations, warranties or obligations under this Agreement such that the conditions in Section 7.3 hereof will not be satisfied as of the Closing Date; provided, however, that if such a breach is curable by Mergerco or the Principal Affiliated Stockholder and such cure is reasonably likely to be accomplished prior to the End Date, then, for so long as Mergerco or the Principal Affiliated Stockholder continues to exercise commercially reasonable efforts to cure such breach, the Company may not terminate this Agreement under this Section 8.1(g);

        (h)    by the Company if, prior to approval of the Merger by the Company's stockholders as contemplated in Section 7.1(a) and as a result of a Superior Proposal, the Board of Directors of the Company determines, in its good faith judgment after consultation with its legal counsel and financial advisor, that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable law; provided, however, that before the Company may terminate this Agreement pursuant to this Section 8.1(h), the Company must give notice to Mergerco of the proposed termination under this Section 8.1(h) and Mergerco will have the right, in its sole discretion, to offer to amend this Agreement to make an offer that is at least as favorable to the stockholders of the Company as the Superior Proposal and the Company will negotiate in good faith with Mergerco with respect to such proposed amendment; provided, further, that if Mergerco and the Company are unable to reach an agreement with respect to the Mergerco's proposed amendment within five Business Days after Mergerco's receipt of such notice, the Company may terminate this Agreement pursuant to this Section 8.1(h);

        8.2.    Effect of Termination.    The party desiring to terminate this Agreement will give written notice of such termination to the other party. Except for any willful or intentional breach of this Agreement by any party hereto (which breach and liability therefor will not be affected by the termination of this Agreement or the payment of any Reimbursable Expenses (as defined in Section 8.3 hereof)), if this Agreement is terminated pursuant to Section 8.1 hereof, this Agreement will become void and of no effect with no liability on the part of any party hereto; provided, however, that notwithstanding such termination the agreements contained in Sections 8.2, 8.3, 8.4 and Article 9 hereof will survive the termination hereof.

        8.3.    Expense Reimbursement.

        (a)    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, subject to Section 8.3(b) and Section 8.3(d). The Company shall pay all costs and expenses in connection with printing and mailing the Proxy Statement and soliciting proxies and of obtaining any consents of third parties (other than fees and expenses paid pursuant to the HSR Act). Mergerco shall pay the filing fee in connection with the filings required under the HSR Act.

        (b)    The Company agrees to reimburse Mergerco, in immediately available funds by wire transfer to an account designated by Mergerco, an amount equal to Mergerco's and the Principal Affiliated Stockholder's out-of-pocket costs and expenses (which are reasonably documented) that are reasonably incurred in connection with this Agreement, the Merger and the transactions contemplated hereby (including without limitation, all reasonable legal, accounting, printing and financial advisory fees, fees and expenses payable to any financing sources, filing fees and expenses in connection with filings pursuant to the HSR Act, and other expenses) up to an amount not to exceed $1,000,000 in the aggregate (collectively, the "Reimbursable Expenses") if:

            (i)  this Agreement is terminated by Mergerco pursuant to Section 8.1(e) or 8.1(f) hereof; or

           (ii)  this Agreement is terminated by the Company pursuant to Section 8.1(h) hereof.

        (c)    The Company will pay the Reimbursable Expenses required to be paid pursuant to Section 8.3(b) (if all conditions thereto have been satisfied) (i) on the date of termination of this Agreement if by the Company or (ii) not later than five Business Days after termination of this Agreement if by Mergerco.

        (d)    Mergerco and the Principal Affiliated Stockholder agree to reimburse the Company, in immediately available funds by wire transfer to an account designated by the Company, an amount equal to the Company's Reimbursable Expenses if (i) this Agreement is terminated by the Company pursuant to Section 8.1(g) hereof, or (ii) the condition set forth in Section 7.2(d) shall have failed to be satisfied primarily as a result of either (A) the failure by the Principal Affiliated Stockholder to provide the security contemplated by the Commitment Letter or (B) the failure of the Company and/or Mergerco to issue the subordinated debt as contemplated by the Commitment Letter. Mergerco and the Principal Affiliated Stockholder will pay the Reimbursable Expenses (up to an amount not to exceed $1,000,000 in the aggregate) required to be paid pursuant to this Section 8.3(d) (if all conditions thereto have been satisfied) not later than five Business Days after termination of this Agreement by the Company pursuant to Section 8.1(g).

        8.4.    No Penalty; Costs of Collection.    The Company, Mergerco and the Principal Affiliated Stockholder acknowledge that the agreements contained in Section 8.3(b) and Section 8.3(d) are an integral part of the transactions contemplated by this Agreement and Reimbursable Expenses constitute liquidated damages and not a penalty, and that, without these agreements, Mergerco and the Principal Affiliated Stockholder on the one hand, and the Company on the other hand, would not enter into this Agreement. If the Company or Mergerco and the Principal Affiliated Stockholder, as applicable, fails to pay promptly any amounts due pursuant to Section 8.3, the Company or Mergerco and the Principal

Affiliated Stockholder, as applicable, will also pay Mergerco's and the Principal Affiliated Stockholder's, on the one hand, or the Company's, on the other hand, as applicable, reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid Reimbursable Expenses under Section 8.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE 9.
GENERAL PROVISIONS

        9.1.    Non-Survival of Representations, Warranties and Covenants.    The representations, warranties, covenants and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement by any person will terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Sections 6.12, 8.2, 8.3, 8.4 and Article 9.

        9.2.    Amendment and Modification.    This Agreement may be amended by the parties hereto by action taken by or on behalf of the Board of Directors of the Company and the Board of Directors of Mergerco at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company as provided herein, no amendment may be made which would reduce the amount or change the type of consideration to be received by the stockholders of the Company pursuant to the Merger or otherwise adversely affect the rights of the Company's stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        9.3.    Waiver.    Except as otherwise provided herein, at any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

        9.4.    Notices.    All notices and other communications hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally, or upon confirmation of receipt if delivered by telecopy, facsimile or email, (ii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (iii) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder must be delivered as set forth below, or pursuant to instructions as may be designated in writing by the party to receive such notice:

        (a)    If to the Company, to:

    Media Arts Group, Inc.
    900 Lightpost Way
    Morgan Hill, CA 95037
    Attention: Robert C. Murray
    Facsimile: (408) 201-5092

    with a copy to:

    The Board of Directors of Media Arts Group, Inc.
    900 Lightpost Way
    Morgan Hill, CA 95037
    Attention: Donald V. Potter
    Facsimile: (925) 377-2022

    and:

    Wilson Sonsini Goodrich & Rosati
    Professional Corporation
    One Market, Spear Tower
    Suite 3300
    San Francisco, CA 94105
    Attention: Michael S. Ringler, Esq.
    Facsimile: (415) 947-2099

    and:

    Wilson Sonsini Goodrich & Rosati
    Professional Corporation
    650 Page Mill Road
    Palo Alto, CA 94304
    Attention: Chris Fennell, Esq.
    Facsimile: (650) 493-6811

        (b)    if to Mergerco, to:

    Main Street Acquisition Company, Inc.
    900 Lightpost Way
    Morgan Hill, CA 95037
    Attention: Eric H. Halvorson
    Facsimile: (408) 201-5192

    with a copy to:

    Gibson, Dunn & Crutcher LLP
    4 Park Plaza
    Irvine, CA 92614
    Attention: Thomas D. Magill, Esq.
    Facsimile: (949) 451-4220

        9.5.    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party will be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

        9.6.    Assignment.    This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder will be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder, except that from and after the Effective Time, Article 3 and Section 6.13 of this Agreement will inure to the benefit of the persons identified therein who shall be third party beneficiaries of the provisions set forth therein, with full right and authority to enforce such provisions.

        9.7.    Governing Law.    This Agreement will be construed in accordance with and governed by the law of the State of Delaware (without giving effect to choice of law principles thereof).

        9.8.    Knowledge.    As used in this Agreement or the instruments, certificates or other documents required hereunder, the term "knowledge" of an entity will mean knowledge actually possessed by any director or executive officer of such entity.

        9.9.    Interpretation.    The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." The table of contents, article and section headings contained in this Agreement are inserted for reference purposes only and will not affect the meaning or interpretation of this Agreement. This Agreement will be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.

        9.10.    Publicity.    Upon execution of this Agreement by Mergerco, and the Company, the parties will jointly issue a press release, as agreed upon by them. The parties intend that all future statements or communications to the public or press regarding this Agreement or the Merger will be mutually agreed upon by them and neither party will, without such mutual agreement or the prior consent of the other, issue any statement or communication to the public or to the press regarding this Agreement, or any of the terms, conditions, or other matters with respect to this Agreement, except as required by law or the rules of any stock exchange or other listing organization that may be applicable and then only (i) to the extent required by applicable law or the rules of any stock exchange or other listing organization that may be applicable; and (ii) following prior notice to the other party and an opportunity for the other party to discuss with the disclosing party (which notice will include a copy of the proposed statement or communication to be issued to the press or public). The foregoing will not restrict Mergerco's or the Company's communications with their respective employees or customers in the ordinary course of business. In addition, nothing contained in this Section 9.10 or elsewhere in this Agreement shall be deemed to restrict the rights of the Company or the Board of Directors of the Company under Sections 6.3, 6.4 and 6.5 hereof.

        9.11.    Entire Agreement.    This Agreement, including the exhibits and schedules hereto and the Company Disclosure Schedule referred to herein and the confidentiality agreements executed by and between the Affiliated Stockholders and the Company, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersede all prior agreements and the understandings between the parties with respect to such subject matter. No discussions regarding or exchange of drafts or comments in connection with the transactions contemplated herein will constitute an agreement among the parties hereto. Any agreement among the parties will exist only when the parties have fully executed and delivered this Agreement.

        9.12.    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        9.13.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

[Signature page follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MEDIA ARTS GROUP, INC.
By:	/s/ ANTHONY D. THOMOPOULOS
	Name:	A. D. Thomopoulos
	Title:	Chairman/CEO
MAIN STREET ACQUISITION COMPANY, INC.
By:	/s/ THOMAS KINKADE
	Name:	Thomas Kinkade
	Title:	President
/s/ THOMAS KINKADE THOMAS KINKADE

EXHIBIT A
to Merger Agreement

AFFILIATED STOCKHOLDERS

Stockholder[1]	Number of Shares of Company Common Stock[1]
Thomas Kinkade	10,000
Thomas Kinkade and Nanette Kinkade, as joint tenants	3,257,276
Kinkade Family Trust	1,000,000
Total	4,267,276

1
Prior to the Effective Time, it is anticipated that shares of Company Common Stock will be contributed by the other Affiliated Stockholders to a limited liability company to be formed by the other Affiliated Stockholders for the purpose of holding Company Common Stock to contribute to Mergerco immediately prior to the Effective Time.

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AGREEMENT AND PLAN OF MERGER BY AND AMONG MEDIA ARTS GROUP, INC., MAIN STREET ACQUISITION COMPANY, INC. AND THOMAS KINKADE
DATED AS OF OCTOBER 31, 2003
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
ARTICLE 1. THE MERGER
ARTICLE 2. THE SURVIVING CORPORATION
ARTICLE 3. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; CANCELLATION AND CONVERSION OF SECURITIES
ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF MERGERCO AND THE PRINCIPAL AFFILIATED STOCKHOLDER
ARTICLE 6. COVENANTS
ARTICLE 7. CLOSING CONDITIONS
ARTICLE 8. TERMINATION AND ABANDONMENT
ARTICLE 9. GENERAL PROVISIONS
AFFILIATED STOCKHOLDERS